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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    (Amendment No. 5 for Barbara Sinclair;
                      Amendment No. 4 for James Sinclair)

                   Under the Securities Exchange Act of 1934

                            SUTTON RESOURCES, LTD.
                ----------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                ----------------------------------------------
                        (Title of Class of Securities)


                                   869474106
                ----------------------------------------------
                                (CUSIP Number)

                                James Sinclair
                             Route 41, Amenia Road
                               Sharon, CT 06069
                                (860) 364-0164
                ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 21,1997
                ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

    Check the following box if a fee is being paid with the statement
    |__|.

                               Page 1 of 5 pages



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CUSIP NO. 869474106                                           Page 2 of 5 pages
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Barbara Sinclair
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
                                                     PF, OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGs IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    U.S.A.
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      0
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      1,521,742
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      1,521,742
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,524,742(1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            12.0%
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   14     TYPE OF REPORTING PERSON
                                                            IN
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(1) Includes 2,500 shares underlying warrants exercisable within 60 days.



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CUSIP NO. 869474106                                          Page 3 of 5 pages
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    James Sinclair
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                     PF, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGs IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    U.S.A.
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      130,000
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      1,521,742
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      130,000
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      1,521,742
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,654,242(1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            13.0%
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   14     TYPE OF REPORTING PERSON
                                                            IN
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(1) Includes 1,524,242 shares beneficially owned by Barbara Sinclair, in which
Mr. Sinclair disclaims economic interest.






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CUSIP NO. 869474106                                           Page 4 of 5 pages

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                                 AMENDMENT TO
                          STATEMENT FOR SCHEDULE 13D

                  This statement amends Items 3 and 5 of the Statement to the
Schedule 13D filed with the Commission on January 25, 1996, as subsequently amended, on behalf of Barbara Sinclair and James Sinclair (the "Reporting Persons") with respect to the common stock of Sutton Resources, Ltd. (the "Issuer").

Item 3.           Source and Amount of Funds

                  Mr. Sinclair used personal funds in the amount of cdn $1,656,200 to acquire the Shares reported herein by exercise of stock options.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,712,815 shares outstanding, as reported in the Isuer's most recently available Form 6-K.

As of the close of business on March 19, 1997:

                           (i)  Mrs. Sinclair beneficially owns 1,524,242
Shares (12.0% of the Issuer's Outstanding Shares), 2,500 of which underlie warrants exercisable within 60 days.

                           (ii)  Mr. Sinclair beneficially owns 1,654,242
Shares (13.0%), which include the Shares reported as beneficially owned by Mrs. Sinclair. Mr. Sinclair expressly disclaims economic interest in any of the Shares beneficially owned by Mrs.
Sinclair.

                           (iii)  In the aggregate, the Reporting Persons
beneficially own 1,654,242 Shares (13%).

                  (b) Mr. and Mrs. Sinclair share voting and dispositive power with respect to the Shares reported in (a)(i), and Mr.
Sinclair has voting and dispositive power over the Shares reported in (a)(ii).

                  (c)(i) Since the date of the last amendment to the Reporting Persons' Schedule 13D, Mrs. Sinclair has engaged in the following sales of the Issuer's common stock:





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CUSIP NO. 869474106                                           Page 5 of 5 pages

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                                No. of
Date                            Shares              Price per Share
----                            ------              ---------------
March 5, 1997                    2,000              $ 20.05
March 6, 1997                    5,000                20.65
March 10, 1997                   3,000                21.10
March 18, 1997                  10,000                21.25


                  On March 17, 1997, Mr. Sinclair exercised options granted to him on February 26, 1993 to acquire 130,000 Shares at cdn $12.74 per share.

                                  SIGNATURES

                  After reasonable inquiry and to the best of each Reporting Person's belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: March 21, 1997



                                     /s/ James Sinclair
                                     -------------------------
                                     Barbara Sinclair,
                                     by James Sinclair




                                     /s/ James Sinclair
                                     -------------------------
                                     James Sinclair